Exhibit99.2

Pyxis Tankers Inc. Announces Financial Results for the Three and Nine Months Ended September 30, 2018

Maroussi, Greece, November 14, 2018 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”), an emerging growth pure play product tanker company, today announced unaudited results for the three and nine months ended September 30, 2018.

Summary

●	For the three months ended September 30, 2018, our time charter equivalent revenues, which we define as voyage revenues, net of voyage related costs and commissions, were $2.6 million, which resulted in net loss of $4.1 million, or loss per share (basic and diluted) of $0.20, and our Adjusted EBITDA was negative $1.5 million (see “Non-GAAP Measures and Definitions” below).

●	On September 27, 2018, Eighthone Corp. (“Eighthone”), our vessel owning subsidiary that owns the Pyxis Epsilon, entered into a new $24.0 million loan agreement for the purpose of refinancing the outstanding indebtedness. After repayment of existing bank debt, the new 5-year secured loan provided us approximately $7.3 million of additional liquidity for general corporate purposes.

Valentios Valentis, our Chairman and CEO commented:

“The financial results for the third quarter of 2018 were disappointing. Our anticipated improvement in chartering activity late summer did not occur and, consequently, we suffered lower charter rates and vessel utilization. The spot chartering environment was especially difficult and attractive period charters of 12 months or more were virtually non-existent. In our opinion, there was no single demonstrative reason for these depressed conditions. During the quarter, we saw historically high refinery utilization in the U.S. But high seasonal U.S. domestic consumption of refined products combined with a stronger U.S. dollar resulted in lower exports out of the U.S. Gulf, especially within the Atlantic basin. Other contributing factors included extended refinery maintenance in certain parts of the globe, lower import activity in West Africa and intrusion by larger vessels, including crude carriers on their maiden voyages.

“During these challenging times, we have focused on improving balance sheet liquidity and maintaining a disciplined cost structure. The refinance of the indebtedness related to the Pyxis Epsilon in September provided us with a number of benefits, most importantly, $7.3 million of additional liquidity and a longer scheduled loan amortization. In the third quarter of 2018, our total daily operational costs for our eco-efficient and modified MR tankers increased by only 1% compared to the year-ago period, or to $7,938 per vessel, despite certain unscheduled repairs for the Pyxis Theta, performed during the vessel’s special survey in the most recent quarter, and higher petroleum lubricant prices. Our substantially fixed cost structure combined with the current charter positions is expected to provide us with significant operating leverage when charter rates improve.

“We are still of the belief that charter rates have bounced off the bottom and that better times are ahead of us. While demand slowed slightly due to temporary and seasonal factors, global GDP growth remains solid. We believe the new IMO sulphur regulations for the shipping industry starting January 1, 2020 will be especially positive for the MR2 segment. Inventory stocking of alternatives to traditional bunker fuel, including the potential introduction of approved blends and more MGO, starting in the fall, 2019 should result in increasing trade routes and ton-mile demand for MR2. The size and flexibility of this class of vessel, especially for eco units, should lead to incremental demand, on top of the positive long term supply/demand fundamentals.”

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Results for the three months ended September 30, 2017 and 2018

For the three months ended September 30, 2018, we reported a net loss of $4.1 million, or $0.20 basic and diluted loss per share, compared to a net loss of $1.3 million, or $0.07 basic and diluted loss per share, for the same period in 2017. The increase in our net loss was primarily due to a $2.6 million decrease in time charter equivalent revenues and a $0.5 million increase in interest and finance costs, net, partially offset by a $0.2 million aggregate decrease in vessel operating expenses and general and administrative expenses. Our Adjusted EBITDA was negative $1.5 million, representing a decrease of $2.4 million from positive $0.8 million for the same period in 2017.

Results for the nine months ended September 30, 2017 and 2018

For the nine months ended September 30, 2018, we reported a net loss of $4.8 million, or $0.23 basic and diluted loss per share, compared to a net loss of $3.8 million, or $0.21 basic and diluted loss per share, for the same period in 2017. The increase in our net loss was primarily due to a $3.5 million decrease in time charter equivalent revenues, the non-cash vessel impairment charge of $1.5 million related to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values and a $0.9 million increase in interest and finance costs, net, partially offset by the gain from debt extinguishment of $4.3 million and a $0.5 million decrease in general and administrative expenses. Our Adjusted EBITDA was negative $0.3 million, representing a decrease of $2.9 million from positive $2.6 million for the same period in 2017.

	Three Months ended September 30,		Nine Months ended September 30,
	2017	2018	2017	2018
	(Thousands of U.S. dollars, except for daily TCE rates)
Voyage revenues	6,305	7,415	22,328	20,982
Voyage related costs and commissions	(1,154)	(4,844)	(6,597)	(8,783)
Time charter equivalent revenues*	5,151	2,571	15,731	12,199

Total operating days	486	431	1,470	1,355

Daily time charter equivalent rate*	10,600	5,967	10,701	9,003

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below

Management’s Discussion and Analysis of Financial Results for the Three Months ended September 30, 2017 and 2018 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $7.4 million for the three months ended September 30, 2018, representing an increase of $1.1 million, or 17.6%, from $6.3 million in the comparable period in 2017. The increase in gross voyage revenues during the third quarter of 2018 was primarily due to greater spot charter activity, partially offset by lower time charter equivalent rates, as well as a decrease in total operating days attributed to increased idle days for our vessels between spot charter employments and dry-docking days.

Voyage related costs and commissions: Voyage related costs and commissions of $4.8 million for the three months ended September 30, 2018, representing an increase of $3.7 million, or 319.8%, from $1.2 million in the comparable period in 2017. The increase was primarily attributed to greater spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $3.1 million for the three months ended September 30, 2018, representing a decrease of $0.1 million, or 4.2%, from $3.3 million in the comparable period in 2017. The decrease was primarily attributed to cost efficiency increases through most of our fleet in the period.

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General and administrative expenses: General and administrative expenses of $0.5 million for the three months ended September 30, 2018, representing a slight decrease of less than $0.1 million, or 7.3%, from $0.6 million in the comparable period in 2017.

Management fees: For the three months ended September 30, 2018, management fees payable to Pyxis Maritime Corp. (“Maritime”), our ship manager that is beneficially owned by Mr. Valentios Valentis, our Chairman and Chief Executive Officer, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, of $0.4 million in the aggregate, remained flat compared to the three months ended September 30, 2017.

Amortization of special survey costs: Amortization of special survey costs of less than $0.1 million for the three months ended September 30, 2018, remained relatively flat compared to the same period in 2017.

Depreciation: Depreciation of $1.4 million for the three months ended September 30, 2018, remained flat compared to the three months ended September 30, 2017.

Gain from financial derivative instrument: The gain from financial derivative instrument for the three months ended September 30, 2018, relates to the net gain from the change in fair value of the interest rate cap for a notional amount of $10.0 million we purchased in January 2018. We did not enter into such instrument during the comparable period in 2017.

Interest and finance costs, net: Interest and finance costs, net, of $1.2 million for the three months ended September 30, 2018, represented an increase of $0.5 million, or 62.3%, from $0.7 million in the comparable period in 2017. The increase was mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding loans, as well as the write-off of the unamortized deferred financing costs following the refinancing of the existing indebtedness of Eighthone.

Management’s Discussion and Analysis of Financial Results for the Nine Months ended September 30, 2017 and 2018 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $21.0 million for the nine months ended September 30, 2018, representing a decrease of $1.3 million, or 6.0%, from $22.3 million in the comparable period in 2017. The decrease in gross voyage revenues during the first nine months of 2018 was primarily due to lower time charter equivalent rates, as well as to a decrease in total operating days attributed to increased idle days for our vessels between spot charter employments and dry-docking days.

Voyage related costs and commissions: Voyage related costs and commissions of $8.8 million for the nine months ended September 30, 2018, representing an increase of $2.2 million, or 33.1%, from $6.6 million in the comparable period in 2017. The increase was primarily attributed to greater spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $9.5 million for the nine months ended September 30, 2018, representing a slight increase of less than $0.1 million, or 0.6%, from $9.4 million in the comparable period in 2017.

General and administrative expenses: General and administrative expenses of $1.8 million for the nine months ended September 30, 2018, representing a decrease of $0.5 million, or 21.2%, from $2.3 million in the comparable period in 2017. The decrease in general and administrative expenses was substantially attributed to the one-off expenses of $0.3 million that were incurred in the second quarter of 2017 relating to the public equity offering that was terminated in July 2017, as well as to improved cost efficiencies.

Management fees: For the nine months ended September 30, 2018, management fees payable to Maritime and ITM of $1.2 million in the aggregate, remained flat compared to the nine months ended September 30, 2017.

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Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the nine months ended September 30, 2018, remained relatively flat compared to the same period in 2017.

Depreciation: Depreciation of $4.1 million for the nine months ended September 30, 2018, remained relatively flat compared to the same period in 2017.

Vessel impairment charge: Vessel impairment charge of $1.5 million (non-cash) for the nine months ended September 30, 2018, relates to the write down of the carrying amounts of Northsea Alpha and Northsea Beta to their fair values. There was no such charge recorded in the comparable period in 2017.

Bad debt provisions: Bad debt provisions of less than $0.1 million for the nine months ended September 30, 2018, compared to $0.2 million for the nine months ended September 30, 2017, represented a decrease in doubtful trade accounts receivable recognized within the period.

Gain from debt extinguishment: Gain from debt extinguishment of $4.3 million for the nine months ended September 30, 2018, relates to the refinancing of existing indebtedness of Secondone Corporation Ltd (“Secondone”), Thirdone Corporation Ltd (“Thirdone”) and Fourthone Corporation Ltd (“Fourthone”) with a new 5-year secured term loan, finalized in the first quarter of 2018. Approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in 2018. There was no such gain recorded in the comparable period in 2017.

Gain from financial derivative instrument: The gain from financial derivative instrument for the nine months ended September 30, 2018, relates to the net gain from the change in fair value of the interest rate cap. We did not enter into such instrument during the comparable period in 2017.

Interest and finance costs, net: Interest and finance costs, net, of $3.0 million for the nine months ended September 30, 2018, represented an increase of $0.9 million, or 40.6%, from $2.2 million in the comparable period in 2017. The increase was mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding loans, as well as the write-off of the unamortized deferred financing costs following the refinancing and extinguishment of the existing indebtedness of Secondone, Thirdone, Fourthone and Eighthone.

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Unaudited Interim Consolidated Statements of Comprehensive Loss

For the three months ended September 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2018

Voyage revenues	6,305	7,415

Expenses:
Voyage related costs and commissions	(1,154)	(4,844)
Vessel operating expenses	(3,266)	(3,130)
General and administrative expenses	(589)	(546)
Management fees, related parties	(179)	(181)
Management fees, other	(232)	(232)
Amortization of special survey costs	(18)	(33)
Depreciation	(1,403)	(1,381)
Bad debt provisions	(50)	2
Operating loss	(586)	(2,930)

Other (expenses) / income:
Gain from financial derivative instrument	-	5
Interest and finance costs, net	(737)	(1,196)
Total other expenses, net	(737)	(1,191)

Net loss	(1,323)	(4,121)

Loss per common share, basic and diluted	$(0.07)	$(0.20)

Weighted average number of common shares, basic and diluted	18,277,893	20,877,893

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Unaudited Interim Consolidated Statements of Comprehensive Loss

For the nine months ended September 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2018

Voyage revenues	22,328	20,982

Expenses:
Voyage related costs and commissions	(6,597)	(8,783)
Vessel operating expenses	(9,414)	(9,468)
General and administrative expenses	(2,276)	(1,793)
Management fees, related parties	(532)	(538)
Management fees, other	(697)	(697)
Amortization of special survey costs	(54)	(88)
Depreciation	(4,164)	(4,119)
Vessel impairment charge	-	(1,543)
Bad debt provisions	(231)	(13)
Operating loss	(1,637)	(6,060)

Other (expenses) / income:
Gain from debt extinguishment	-	4,306
Gain from financial derivative instrument	-	12
Interest and finance costs, net	(2,157)	(3,032)
Total other (expenses) / income, net	(2,157)	1,286

Net loss	(3,794)	(4,774)

Loss per common share, basic and diluted	$(0.21)	$(0.23)

Weighted average number of common shares, basic and diluted	18,277,893	20,877,893

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Consolidated Balance Sheets

As of December 31, 2017 and September 30, 2018 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2017	September 30, 2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,693	7,383
Restricted cash, current portion	141	-
Inventories	1,016	1,920
Trade accounts receivable, net	703	2,077
Prepayments and other assets	342	587
Total current assets	3,895	11,967

FIXED ASSETS, NET:
Vessels, net	115,774	110,112
Total fixed assets, net	115,774	110,112

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	4,859	3,490
Financial derivative instrument	-	59
Deferred charges, net	285	784
Total other non-current assets	5,144	4,333
Total assets	124,813	126,412

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7,304	4,227
Trade accounts payable	2,293	6,276
Due to related parties	2,125	7,471
Accrued and other liabilities	809	839
Total current liabilities	12,531	18,813

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	59,126	59,217
Promissory note	5,000	5,000
Total non-current liabilities	64,126	64,217

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 20,877,893 shares issued and outstanding at each of December 31, 2017 and September 30, 2018)	21	21
Additional paid-in capital	74,766	74,766
Accumulated deficit	(26,631)	(31,405)
Total stockholders’ equity	48,156	43,382
Total liabilities and stockholders’ equity	124,813	126,412

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Unaudited Interim Consolidated Statements of Cash Flow

For the nine months ended September 30, 2017 and 2018

(Expressed in thousands of U.S. dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2018

Cash flows from operating activities:
Net loss	(3,794)	(4,774)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,164	4,119
Amortization of special survey costs	54	88
Amortization and write-off of financing costs	116	318
Vessel impairment charge	-	1,543
Gain from debt extinguishment	-	(4,306)
Change in fair value of financial derivative instrument	-	(59)
Bad debt provisions	231	13
Changes in assets and liabilities:
Inventories	365	(904)
Trade accounts receivable, net	367	(1,387)
Prepayments and other assets	143	(245)
Special survey cost	-	(587)
Trade accounts payable	(410)	4,037
Due to related parties	3,824	5,346
Hire collected in advance	387	-
Accrued and other liabilities	116	30
Net cash provided by operating activities	5,563	3,232

Cash flow from investing activities:
Net cash provided by / (used in) investing activities	-	-

Cash flows from financing activities:
Proceeds from long-term debt	-	44,500
Repayment of long-term debt	(5,552)	(42,590)
Common stock offering costs	-	(54)
Payment of financing costs	(190)	(908)
Net cash (used in) / provided by financing activities	(5,742)	948

Net (decrease) / increase in cash and cash equivalents and restricted cash	(179)	4,180

Cash and cash equivalents and restricted cash at the beginning of the period	5,783	6,693

Cash and cash equivalents and restricted cash at the end of the period	5,604	10,873

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Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of September 30, 2018, we were required to maintain minimum liquidity of $3.5 million. Total cash and cash equivalents, including restricted cash, aggregated to $10.9 million as of September 30, 2018.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of	As of
	December 31, 2017	September 30, 2018
Institutional debt	$66,430	$63,444
Promissory Note - related party	5,000	5,000
Total	$71,430	$68,444

Our weighted average interest rate on our total funded debt for the nine months ended September 30, 2018 was 5.34%. As of September 30, 2018, our net funded debt, net of deferred financing costs, was $57.6 million.

ATM Program: On March 30, 2018, we filed a prospectus supplement with the Securities and Exchange Commission for an at-the-market program to potentially publicly sell up to $2.3 million of our shares of common stock. To date, we have chosen not to sell any shares under this program.

Loan Agreements: On September 27, 2018, Eighthone Corp. (“Eighthone”), our vessel owning subsidiary that owns the Pyxis Epsilon, entered into a new $24.0 million loan agreement for the purpose of refinancing the outstanding indebtedness. The new facility matures in September 2023 and is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers’ undertakings. The new loan facility bears an interest rate of 11.0% per annum and incurs fees due upfront and upon early prepayment or final repayment of outstanding principal. The principal obligation amortizes in 18 quarterly installments starting in March 29, 2019, equal to the lower of $0.4 million and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. The facility also imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. After repayment of existing bank debt, the new 5-year secured loan provided us approximately $7.3 million of additional liquidity for general corporate purposes.

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Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before vessel impairment charge, gain from debt extinguishment and gain / (loss) from financial derivative instrument. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. Generally Accepted Accounting Principles (“GAAP”).

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore, unlikely to be comparable to similar measures presented by other companies.

	Three Months Ended		Nine Months Ended
(In thousands of U.S. dollars)	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(1,323)	$(4,121)	$(3,794)	$(4,774)

Depreciation	1,403	1,381	4,164	4,119

Amortization of special survey costs	18	33	54	88

Interest and finance costs, net	737	1,196	2,157	3,032

EBITDA	$835	$(1,511)	$2,581	$2,465

Vessel impairment charge	-	-	-	1,543

Gain from debt extinguishment	-	-	-	(4,306)

Gain from financial derivative instrument	-	(5)	-	(12)

Adjusted EBITDA	$835	$(1,516)	$2,581	$(310)

Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing voyage revenues after deducting voyage related costs and commissions by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE revenues are reconciled to voyage revenues, the nearest GAAP measure, elsewhere in this press release.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

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We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

Recent Daily Fleet Data:

(Amounts in U.S.$)		Three Months Ended September 30,		Nine Months Ended September 30,
		2017	2018	2017	2018
Eco-Efficient MR2: (2 of our vessels)
	TCE	12,892	4,150	13,057	10,303
	Opex	5,871	6,399	5,836	6,044
	Utilization %	100.0%	82.9%	92.7%	90.2%
Eco-Modified MR2: (1 of our vessels)
	TCE	10,838	12,143	12,634	11,925
	Opex	6,351	5,779	6,562	6,435
	Utilization %	87.0%	92.4%	91.9%	86.9%
Standard MR2: (1 of our vessels)
	TCE	12,768	4,737	11,921	9,019
	Opex	5,946	6,017	5,835	5,893
	Utilization %	100.0%	87.0%	98.9%	94.5%
Small Tankers: (2 of our vessels)
	TCE	5,673	4,603	6,172	5,831
	Opex	5,727	4,715	5,207	5,133
	Utilization %	70.7%	67.9%	81.1%	73.1%
Fleet: (6 vessels)
	TCE	10,600	5,967	10,701	9,003
	Opex	5,916	5,670	5,747	5,780
	Utilization %	88.0%	80.1%	89.7%	84.6%

2018 Annual General Meeting Results

On November 13, 2017, we held our 2018 Annual General Meeting of Shareholders pursuant to a Notice of Annual Meeting of Shareholders dated October 18, 2018. At the meeting, Mr. Valentios Valentis was elected as our Class I Director to serve until our 2021 Annual Meeting of Shareholders.

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Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 p.m., Eastern Time, on Wednesday, November 14, 2018.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference call will be available until Wednesday, November 21, 2018, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). The access code required for the replay is: 5478965#.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page. Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/1824121/09172CD0DDEA669A2D159D902D8B18C3

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

None of the information contained on our website, including the webcast, shall be deemed a part of this press release.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Pyxis Tankers Fleet (as of November 13, 2018)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$13,350	Jan. 2019
Pyxis Theta (2)	SPP / S. Korea	MR	51,795	2013	Time	$13,800	Apr. 2019
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$12,800	Mar. 2019
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1)	This table shows gross rates and does not reflect any commissions payable
2)	Upon redelivery from current spot employment (December 2018), Pyxis Theta is fixed on a time charter for about 6 months +/- 45 days in charterers’ option, at $13,800 per day with earliest redelivery in April 2019

During the third quarter of 2018, the Pyxis Theta had her first special survey that lasted 14 days and resulted in $0.3 million incurred dry-docking costs.

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Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “seek,” “predict,” “schedule,” “project,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “potential,” “position,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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